ACS-TECH80 LIMITED

                   NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS

                           SCHEDULED FOR MAY 30, 2003



To the Shareholders:

     The Annual Meeting of Shareholders of ACS-Tech80 Limited, an Israeli company (the "COMPANY"), will be held at the Company's registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on May 30, 2003, at 10:00 a.m., local time, for the following purposes:

(1) To elect four directors to the Company's board of directors, three of which are currently directors of the Company, each of whom is to hold office until the next annual Meeting of Shareholders and until the due election and qualification of his/her successor, and fix their remuneration. Mr. Eli Dayan will replace Mr. Zohar Levy as a member of the Company's Board of Directors.

(2) To elect Ze'ev Ritman, an External Director of the Company under the Israeli Companies Law, for a second three-year term as an External Director of the Company.

(3) To approve the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001;

(4) To appoint Somekh Chaikin as the Company's independent auditors until the next annual meeting of the Company's shareholders or until otherwise duly replaced and to authorize the Board to fix their remuneration.

(5) To approve the Termination of Employment Agreement between the Company's CEO, Mr. Ze'ev Kirshenboim, and the Company.

(6) To approve the Management Agreement between Z.Z. ORAV Ltd., a company under the control of Mr. Ze'ev Kirshenboim, and the Company.

(7) To postpone the expiration date of options granted to Mr. Ze'ev Kirshenboim, notwithstanding the termination of his employee employer relationship with the Company.

(8) To approve the grant of stock options to Mr. Ze'ev Kirshenboim, a director of the Company, its CEO and a holder of approximately 22% of its outstanding share capital.

(9) To approve the grant of stock options to Ms. Dorit Ringelstein, a director of the Company.

(10) To approve the indemnification of directors and executive officers ot the Company.

(11) To confirm and clarify certain matters regarding the terms of Mr. Kirshenboim's employemnt by subsidiaries of the Company.

(12) To transact such other business as may properly come before the meeting or any adjournment thereof.


     Only shareholders of record at the close of business on April 25, 2003 will be entitled to notice of, and to vote at, the meeting or any adjournments thereof.

     If you cannot personally attend the meeting, you are requested to promptly fill in, sign and return the proxy submitted to you herewith.




                                       By order of the Board of Directors,

                                       Ze'ev Kirshenboim
                                       President and Chief Executive Officer

Dated:
April 20, 2003

                               ACS-TECH80 LIMITED

                                 PROXY STATEMENT


     This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors of ACS Tech80 Limited, an Israeli company (the "COMPANY"), to be voted at the Annual Meeting of Shareholders (the "MEETING") scheduled to be held at the Company's registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on May 30, 2003, at 10:00 a.m., local time, and at any adjournment thereof.

     Only shareholders of record as of the close of business on April 25, 2003 are entitled to notice of, and to vote at, the Meeting or any adjournment thereof. On that date, the Company had outstanding 2,820,001 ordinary shares, par value NIS .01 per share (the "ORDINARY SHARES"), of which 24,801 shares were held by a subsidiary of the Company and therefore, under the Israeli Companies Law, are not entitled to vote at the Company's shareholders meeting. The presence in person or by proxy of two shareholders, together holding more than one third of the voting power of the issued share capital of the Company conferring a right to vote, and entitled to vote, shall constitute a quorum for the transaction of business at the Meeting. Each share is entitled to one vote.

     Each form of proxy which is properly executed and returned to the Company will be voted in accordance with the directions specified thereon, or, if no directions are specified, will be voted in favor of the resolution brought before the Meeting, as specified herein. Any shareholder giving a proxy may revoke it at any time before it is exercised. Such revocation may be effected by voting in person or by proxy at the Meeting, by returning to the Company prior to the Meeting a proxy bearing a later date, or by otherwise notifying the Secretary of the Company in writing prior to the Meeting.

     The address of the Company's executive offices is Hamada Ave., Ramat Gabriel, P.O.B. 5668, Migdal Ha'Emek, Israel 10500 and its telephone number is 011-972-4-6546-440.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership, as of April 7, 2003, of Ordinary Shares of each of the Company's shareholders known to own beneficially more than 5% of the outstanding Ordinary Shares, and by all executive officers and directors of the Company as a group:

                                                                                                          PERCENTAGE
                                         SHARES BENEFICIALLY                         OPTIONS TO           OUTSTANDING
           NAME AND ADDRESS            OWNED AS OF PERCENTAGE      PERCENTAGE         PURCHASEA           ON A FULLY
         OF BENEFICIAL OWNER              FEBRUARY 28, 2002       OUTSTANDING      ORDINARY SHARES       DILUTED BASIS
         -------------------           ----------------------     -----------      ---------------       -------------
Ze'ev Kirshenboim                              610,500               21.65%            213,297(2)            24.16%
Jacob Engel                                    639,750(1)            22.69%                -                 18.76%
Anwar Chitayat                                 203,400                7.21%                -                  5.97%
All directors and executive officers         1,251,500               44.38%            280,647(3)            44.94%
of the Company as a group
Total persons or entities owning more        1,453,650               51.55%            213,297               48.89%
than 5% of the outstanding ordinary
shares

____________________________

(1) Including 27,750 held by Engel Europe Ltd. (formerly named Danbar Ltd.), a public company traded on the Tel Aviv Stock Exchange, which may be considered to be under the control of Mr. Jacob Engel.

(2) Including stock options granted to Mr. Kirshenboim and his spouse, which are subject to the approval of the shareholders meeting.

(3) Including stock options granted to officers which are subject to the approval of the shareholders meeting.



                                     ITEM 1
           ELECTION OF DIRECTORS AND THE FIXING OF THEIR REMUNERATION

     The Board of Directors recommends the election of the four nominees for director listed below, three of whom are currently directors of the Company. The remaining two directors of the Company are External Directors appointed pursuant to the Israeli Companies Law for a period of three years. The directors to be elected are to hold office until the next Annual Meeting of Shareholders and until their respective successors are elected and shall have qualified. If for any reason any of said nominees will become unavailable for election, proxies will be voted for a substitute nominee designated by the Board of Directors. However, the Board has no reason to believe that this will occur. The term of Mr. Ze'ev Ritman as an External Director ends on June 11, 2003, and the Company proposes to elect him for a second three year term - See ITEM 2 below.

     Directors of the Company, other than External Directors, are elected by the majority of the votes cast at the Annual Meeting, except for the appointment of External Directors under the Israeli Companies Law, which requires a special majority, as set forth below.

     The Company proposes that directors employed by the Company shall receive no remuneration for serving on the Board. External Directors under the Israeli Companies Law and directors not employed by the Company shall receive the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000.

     The Company proposes that the annual remuneration of Ms. Dorit Ringelstein, the VP of Finance and a director, shall be increased by $10,500 from $57,000 to $67,500 per annum. The remuneration of the remaining directors employed by the Company shall remain substantially unchanged. A resolution regarding the directors' remuneration requires a majority of the votes cast at the Annual Meeting.

ALTERNATE DIRECTORS

     The Company's Amended and Restated Articles of Association provide that any director may appoint, by written notice to the Company, any individual to serve as an alternate director, subject to the approval of the Board of Directors. The Companies Law, which became effective as of February 1, 2000, forbids a director of the Company or an alternate director to act as an alternate for another director. Any alternate director will have all of the rights and obligations of the director appointing him or her (subject to the provisions of the letter appointing him or her), except the power to appoint an alternate director and the right to receive remuneration as a director. An alternate director may not act at a meeting at which the director appointing him or her is present. Unless otherwise authorized by a special resolution of the Company's shareholders, the alternate director's term will not be for an indefinite time, but will expire when the appointing director ceases to be a director of the Company, when the appointing director terminates the appointment of the alternate director, or when an event occurs which results in the termination of the alternate director's appointment by reason of disqualification pursuant to the Amended and Restated Articles of Association of the Company.

INDEPENDENT DIRECTORS; EXTERNAL DIRECTORS

     INDEPENDENT DIRECTORS. Pursuant to the listing requirements of the NASDAQ SmallCap(R) Market, the Company is required to appoint a minimum of three independent directors meeting certain qualification requirements set by NASDAQ, as well as an audit committee, consisting of all its independent directors. All Independent Directors must be financially literate and at least one them must have accounting or related financial management expertise. The responsibilities of the audit committee include, but are not limited to, reviewing the scope and results of the audits conducted by our auditors. Failure to comply with these requirements may result in the delisting of the Company's Ordinary Shares from the NASDAQ SmallCap(R) Market. Messrs. Shmuel Olek, Ze'ev Ritman and Zohar Levy currently serve as Independent Directors of the Company. Mr. Eli Dayan is proposed to be elected as an Independent Director instead of Mr. Zohar Levy.

     EXTERNAL DIRECTORS. Under the Israeli Companies Law, companies incorporated in Israel whose shares have been offered to the public in or outside Israel are required to appoint at least two external directors (the "External Directors"). The Companies Law details certain standards for the independence of the External Directors. A person may not be appointed as an External Director if such person or its relative, partner, employer or any entity under such person's control, has, as of the date of the person's appointment, any affiliation with the Company, any entity controlling the Company, or any entity controlled by the Company or by its controlling entity. The term "affiliation" includes:

o    an employment relationship;

o    business or professional relationship maintained on a regular basis;

o    control; and

o    service as an office holder.

     No person can serve as an External Director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from such person, directly or indirectly.

     External Directors are appointed by a majority vote of the shareholders' meeting, provided that either:

o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or

o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.

     Under the Companies Law, an External Director is appointed for an initial term of three consecutive years, and may be re-appointed for one additional three-year term. Each committee of a company's board of directors must include at least one External Director. Messrs. Olek and Ritman are the Company's External Directors. Regulations promulgated under the Companies Law set the minimum and maximum compensation, which may be paid to External Directors. An External Director is otherwise prohibited from receiving any other compensation in connection with his services as a director. Mr. Olek's term as an External Director was renewed for a second term of three years commencing on October 10, 2002 and terminating on October 10, 2005. Mr. Ritman's initial term as an External Director terminates on June 11, 2003 and the Company proposes, under
ITEM 2 below, to appoint him as an External Director for a second term, until June 11, 2006.

     According to the Companies Law, a company is required to appoint an audit committee (the "Audit Committee"), comprised of at least three directors, including all of the External Directors, but excluding (i) the Chairman of the Board, (ii) any director who is employed by the Company or provides services to the Company on a regular basis, or (iii) a controlling shareholder or its relative. The audit Committee's role is to examine the legality and integrity of a company's business practices, in consultation with the internal controller, and to recommend appropriate courses of action.

     Under the Companies Law, a company's board of directors is also required to appoint an internal controller proposed by the Audit Committee. The role of the internal controller is to examine whether the company's actions comply with the law, and are carried out with integrity and in an orderly business manner. The internal controller may be an employee of the company, but may not be a holder of more than 5% of its shares, its general manager, a member of its board of directors, an officer, or a relative of any of the foregoing. In addition, the internal controller may not be the company's independent accountant or its representative. The Company's internal controller is Mr. Michael Harel.

INFORMATION CONCERNING NOMINEES

     The name and age of each nominee and the year he became a Director of the Company is as follows:

                                                                 FIRST
                                                               BECAME A
    NAME                                    AGE                DIRECTOR
  -------                                  -----              ----------
Ze'ev Kirshenboim                           50                   1987
Jacob Engel                                 53                   1987
Dorit Ringelstein                           52                   1999
Eli Dayan                                   63                     -

___________________________

     ZE'EV KIRSHENBOIM, one of the founders of the Company, has served as President, Chief Executive Officer, and Chief Financial Officer of the Company. From 1984 until 1987, Mr. Kirshenboim served as a project leader for K&S, a subsidiary of Kulicke & Soffa Ind. in Horsham, Pennsylvania in charge of developing electronic hardware for semiconductor manufacturing equipment. From 1982 through 1984, Mr. Kirshenboim served as a design engineer for the Israel Authority for Armament Development, developing servo systems for missiles. From 1979 through 1981, Mr. Kirshenboim served as a design engineer for Kulicke & Soffa Ind., in Horsham, Pennsylvania, developing high speed servo systems for high speed wire bonders.

     JACOB ENGEL, one of the founders of the Company, has served as a Director of the Company since 1987 and is currently the Company's Chairman of the Board. Since 1992, Mr. Engel has served as Chief Executive Officer and controlling shareholder of the companies in the Engel Construction Group, a group of publicly traded real estate development companies, as well as of the affiliates thereof.

     DORIT RINGELSTEIN serves as VP of Finance of the Company. Ms. Ringelstein is a certified public accountant. Prior to joining the Company in November 1997, Ms. Ringelstein was employed as Senior Auditor in the accounting firms Margalit Roth and Co. and Ronel Stettner and Co.

     ELI DAYAN, CPA (Israel), is the owner of an accounting firm located in Haifa, Israel, which he established in 1973. Mr. Dayan is a member of the board of directors of Engel Trade Centers Ltd., a public company under the control of Mr. Yaakov Engel, the chairman of the Company's board of directors. Since the year 2000 Mr. Dayan is a member of the Center for Arbitration and Mediation of the Institute of Certified Public Accountants in Israel (ICPAI).


                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information with respect to compensation paid to, or accrued by the Company on behalf of the most highly compensated executive officer of the Company.


                                         SUMMARY COMPENSATION TABLE
                                            ANNUAL COMPENSATION


                                                                                   ANNUAL COMPENSATION
                                                                                  ---------------------
                                                                                                       ALL OTHER
NAME AND PRINCIPAL POSITION                                  YEAR        SALARY         BONUS        COMPENSATION
---------------------------                                  ----        ------         -----        ------------
Ze'ev Kirshenboim,
President and Chief Executive Officer (1)                    2001       $275,000         $0             $48,000
                                                             2000       $284,000         $0             $54,000

_____________________________

(1) In addition, Ilana Kirshenboim, Mr. Kirshenboim's spouse and an employee of the Company, was paid during the years ended December 31, 2001 and 2000 a gross annual salary of $45,000 and $49,000, respectively.


     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 1 TO ELECT THE DIRECTOR NOMINEES AND TO FIX THEIR REMUNERATION AS ABOVE SAID.

                                     ITEM 2
                       APPOINTMENT OF AN EXTERNAL DIRECTOR

     Mr. Ze'ev Ritman has served as an External Director of the Company since June 11, 2000 and his initial term ends on June 11, 2003. The Company proposes to appoint Mr. Ritman for a second three-year term as one of its External Directors, until June 11, 2006.

     Ze'ev Ritman is a senior researcher, managing a department in RAPHAEL - the Israeli Armament Development Authority. He holds an M.Sc in mechanical engineering from the Technion Institute in Haifa, Israel, and a Ph.D in mechanical engineering and mechanics from the Drexel University in Philadelphia, U.S.A.

     The appointment of Mr. Ritman for a second term requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or

o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.

     Mr. Ritman's remuneration shall be as set forth under Item 1 above for the External Directors.


     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 2 TO ELECT MR. RITMAN FOR A SECOND TERM AS AN EXTERNAL DIRECTOR.

                                     ITEM 3
               APPROVAL OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS
                                FOR THE YEAR 2001

     The Company's Annual Report for the year ended December 31, 2001, including its Audited Consolidated Financial Statements thereof, is being mailed to the Company's shareholders together with this Proxy Statement, but is not a part of the proxy solicitation material. At the Meeting, the Company's management will report on the 2001 financial results.


     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.




                                     ITEM 4
                         INDEPENDENT PUBLIC ACCOUNTANTS

     Somekh Chaikin, certified public accountants (Israel) (members of KPMG International) have been selected by management to audit the Company's financial statements until the next Annual Meeting of shareholders or until otherwise duly replaced. Somekh Haikin have been the Company's independent auditors since 1997. A representative of said firm is expected to be present or available by telephone at the Meeting with an opportunity to make a statement to the shareholders, and will respond to appropriate questions.

     The compensation of Somekh Chaikin is proposed to be determined by the Company's board of directors based on the scope of services provided by such auditors.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 4 TO RETAIN THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS AND TO EMPOWER THE BOARD TO SET THEIR COMPENSATION.

                                     ITEM 5
           APPROVAL OF A TERMINATION OF EMPLOYEMENT AGREEMENT BETWEEN
                      MR. ZE'EV KIRSHENBOIM AND THE COMPANY

     Mr. Ze'ev Kirshenboim has been employed by the Company as its Chief Executive Officer since 1987. Mr. Kirshenboim's employment by the Company has been governed by an employment agreement dated October 10, .1999.

     Mr. Kirshenboim and the Company's Board of Directors have mutually agreed that Mr. Kirshenboim shall cease to be an employee of the Company as of December 31, 2002, on which date his employment agreement with the Company shall be terminated.

     As a result of the termination of his employment agreement and the expiration of his status as an employee of the Company, Mr. Kirshenboim is entitled to payment of severance pay and redemption of unutilized vacation days in an aggregate amount of approximately US$ 294,918. In addition, pursuant to his employment agreement, upon the termination of his employment Mr. Kirshenboim is required to provide the Company with certain assistance for and support a period of two years following termination, in return for monthly payment during such two years equal to his gross monthly salary, plus all benefits, during his employment with the Company (the "SUPPORT FEE"). Mr. Kirshenboim shall be entitled to such additional payment over said two-year period whether or not he is required to provide the Company with any assistance or support.

     The Company proposes to enter into an agreement with Mr. Kirshenboim setting forth the agreed terms of his termination, the provisions of which shall supersede the terms of Mr. Kirshenboim's employment agreement with regard to his entitlements upon termination of his employment, all in accordance with the Israeli Severance Pay Law, 1963. The proposed Termination of Employment Agreement provides for the payment to Mr. Kirshenboim of an aggregate amount of US$ 294,918 in several installments until the end of the year 2004, as complete and final payment for all Company's liability towards Mr. Kirshenboim on account of severance pay and vacation redemption. US$ 37,209 was already paid to Mr. Kirshenboim on December 31, 2002, for vacation redemption, and shall be deducted from the aforesaid amount due to him pursuant to the Termination of Employment Agreement. Should the Termination of Employment Agreement be approved, Mr. Kirshenboim will waive all amounts of the Support Fee due to him pursuant to his employment agreement with the Company. The Termination of Employment Agreement applies only to amounts due to Mr. Kirshenboim's from the Company itself. Mr. Kirshenboim will receive from the Company's subsidiaries any amounts to which he is entitled from them in accordance with the terms of his employment with such companies.

     Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, the approval of the Termination of Employment Agreement is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the Termination of Employment Agreement on April 3, 2003.

     The approval of the Termination of Employment Agreement with Mr. Kirshenboim by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim; or

o the total number of votes cast by shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim that voted against the transaction does not exceed one percent of the aggregate voting rights in the Company.


     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 5 AND APPROVE THE TERMINATION OF EMPLOYMENT AGREEMENT BETWEEN MR. ZE'EV KIRSHENBOIM AND THE COMPANY.




                                     ITEM 6
              APPROVAL OF A MANAGEMENT AGREEMENT BETWEEN A COMPANY
               CONTROLLED BY MR. ZE'EV KIRSHENBOIM AND THE COMPANY

     The Company proposes to enter into a five-year management agreement, effective as of January 1, 2003, with Z.Z. Orav Ltd. (the "MANAGEMENT COMPANY"), a private company under the control of Mr. Ze'ev Kirshenboim, the owner of approximately 22% of the Company's issued and outstanding share capital, pursuant to which the Management Company shall provide the Company with certain management services. The management services provided by the Management Company under the Management Agreement shall consist of the performance of the function of chief executive officer of the Company, until the Company resolves otherwise. The Management Agreement specifically states that the management services thereunder shall be provided on behalf of the Management Company by Mr. Ze'ev Kirshenboim, or another employee of the Management Company to which the Company has not objected. The Management Company shall be subject to the directives of the Company's Board of Directors. The Management Company shall not be precluded from providing any services to other entities that do not compete with the Company.

     Following the initial five year term of the Management Agreement, it shall be automatically extended for consecutive one-year terms, unless either party notifies the other that it does not wish to extend the agreement. Notwithstanding the foregoing, following the second anniversary of the Management Agreement either party may terminate the agreement upon a six month advance notice. The Company shall also have the right to terminate the Management Agreement upon the disability or death of the person providing it with the management services on behalf of the Management Company. In return for the management services the Management Company shall be entitled to a monthly management fee of US$ 29,639, which shall be increased annually by the increase of the U.S. CPI. The Management Company shall be entitled to reimbursement of reasonable out-of-pocket expenses incurred in connection with the provision of the management services. The aforesaid management fee does not exceed the aggregate cost to the Company of the salary paid to Mr. Kirshenboim as an employee of the Company until the termination of his employment on December 31, 2002.

     The Management Agreement includes customary confidentiality and non-competition undertakings of the Management Company. In addition, the Management Agreement obligates the Management Company, in the event of the termination of the agreement (other than termination for a material breach) to make the person granting the services on behalf of the Management Company available to the Company, for a period of 24 months following such termination, for technical and managerial support, assistance and consulting at reasonable working hours, to the extent such support, assistance or consulting is required by the Company (the "ASSISTANCE UNDERTAKING"). In return for the Assistance Undertaking and the Management Company's confidentiality and non-competition undertakings, the Management Company shall be entitled to 24 consecutive monthly payments from the Company equal to the higher of (i) the average monthly management fees it has received during the term of the Management Agreement, or
(ii) the last management fee it received prior to termination. The Management Company shall be entitled to the aforementioned fee whether or not it is required by the Company to provide any support, assistance or consulting.

     Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, the approval of the Management Agreement is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the Management Agreement on April 3, 2003.

     The approval of the Management Agreement by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:


o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim; or

o the total number of votes cast by shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim that voted against the transaction does not exceed one percent of the aggregate voting rights in the Company.


     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 6 AND APPROVE THE MANAGEMENT AGREEMENT BETWEEN Z.Z. ORAV LTD. AND THE COMPANY.

                                     ITEM 7
             POSTPONEMENT OF THE EXPIRATION OF COMPANY STOCK OPTIONS
                        GRANTED TO MR. ZE'EV KIRSHENBOIM

     Mr. Ze'ev Kirshenboim, the Company's CEO and a holder of approximately 22% of the Company's share capital, has received from time to time stock options of the Company under the Company's various stock option plans, as are in effect from time to time (the "PLANS"). Pursuant to the Plans, upon the termination of the optionee's employment by, or services to, the Company, the stock options vested on the date of such termination remain in effect for an additional period of ninety days, and expire if not exercised during such period.

     The Company proposes to postpone the expiration date of stock options granted in the past to Mr. Kirshenboim, so that such stock options shall not expire as a result of the termination of his employment with the Company, but rather shall only expire upon the expiration date of the Plan under which such stock options were granted.

     Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, the postponement of the expiration date of the stock options granted to him is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the postponement of the expiration date of the stock options granted to Mr. Kirshenboim on April 3, 2003.

     The postponement of the expiration date of the stock options granted to Mr. Kirshenboim by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim; or

o the total number of votes cast by shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim that voted against the transaction does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR ITEM 7 AND APPROVE THE POSTPONEMENT OF THE EXPIRATION DATE OF THE OPTIONS GRANTED TO MR. KIRSHENBOIM.

                                     ITEM 8
                        APPROVAL OF COMPANY STOCK OPTIONS
                        GRANTED TO MR. ZE'EV KIRSHENBOIM

     Since January 2002 the Company's Board of Directors resolved to grant Mr. Ze'ev Kirshenboim, the Company's CEO and a holder of approximately 22% of its outstanding share capital, 100,000 stock options of the Company and to grant Mr. Kirshenboim's spouse, Mrs. Ilana Kirshenboim, the Company's VP of Human Resources and Corporate Secretary, 10,000 stock options of the Company. The grant of such options is subject to the approval of the shareholders meeting. In the event that the grant of any or all of such stock options is not approved by the shareholders meeting, such stock options will be cancelled. The Company's Board of Directors proposes that the shareholders approve the grant of such stock options.

     Set forth below are the details of the stock options granted to Mr. Kirshenboim and his spouse which the shareholders are requested to approve:

                                 NO. OF                                                                     NEW
      OPTIONEE                   OPTIONS     EXERCISE PRICE     DATE OF GRANT     VESTING DATE       EXPIRATION DATE
      -------                    -------     --------------     -------------     ------------       ---------------
Ze'ev Kirshenboim                 40,000              $2.89       1.1.2002          1.1.2002            31.12.2010
Ze'ev Kirshenboim                 60,000              $1.75       5.7.2002          5.7.2002            31.12.2010
Ilana Kirshenboim                  1,000              $2.89       1.1.2002         31.12.2002           31.12.2007
Ilana Kirshenboim                  1,000              $2.89       1.1.2002         31.12.2003           31.12.2007
Ilana Kirshenboim                  1,000              $2.89       1.1.2002         31.12.2004           31.12.2007
Ilana Kirshenboim                  3,500              $1.75       5.7.2002         30.11.2003           31.12.2010
Ilana Kirshenboim                  3,500              $1.75       5.7.2002         31.12.2005           31.12.2010


     Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, the grant of stock options granted to him and his spouse is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the grant of the stock options listed above to Mr. Kirshenboim and his spouse on April 3, 2003.

     The approval of the stock options granted to Mr. Kirshenboim by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim; or

o the total number of votes cast by shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim that voted against the transaction does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 8 AND APPROVE THE OPTIONS GRANTED TO MR. KIRSHENBOIM.


                                     ITEM 9
                        APPROVAL OF COMPANY STOCK OPTIONS
                        GRANTED TO MS. DORIT RINGELSTEIN

     Since January 2002 the Company's Board of Directors resolved to grant Ms. Dorit Ringelstein, the Company's VP of Financing and a director, 12,000 stock options of the Company.. The grant of such options is subject to the approval of the shareholders meeting. In the event that the grant of any or all of such stock options is not approved by the shareholders meeting, such stock options will be cancelled. The Company's Board of Directors proposes that the shareholders approve the grant of such stock options.

     Set forth below are the details of the stock options granted to Ms. Ringelstein which the shareholders are requested to approve:

                               NO. OF                                                                     NEW
          OPTIONEE             OPTIONS     EXERCISE PRICE     DATE OF GRANT     VESTING DATE       EXPIRATION DATE
          --------             -------     --------------     -------------     ------------       ---------------
Dorit Ringelstein                1,000              $2.89       1.1.2002         31.12.2002           31.12.2007
                                 1,000              $2.89       1.1.2002         31.12.2003           31.12.2007
                                 1,000              $2.89       1.1.2002         31.12.2004           31.12.2007
                                 3,500              $1.75       5.7.2002         30.11.2003           31.12.2010
                                 3,500              $1.75       5.7.2002         31.12.2005           31.12.2010
                                 2,000              $1.99       26.8.2002        26.8.2004            31.12.2010

     The approval of the stock options granted to Ms. Ringelstein by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the meeting.


     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 9 AND APPROVE THE OPTIONS GRANTED TO MS. RINGELSTEIN.

                                     ITEM 10
               INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS




     The Companies Law provides that an Israeli company cannot absolve an officer or director (hereinafter jointly referred to as "OFFICER") from liability with respect to a breach of his or her fiduciary duty, but may, under certain circumstances, absolve an Officer from liability with respect to a breach of its duty of care.

     The Company's Articles of Association provide for indemnification of its Officers (including directors) to the fullest extent provided in the Israeli Companies Ordinance, 1983. In addition, the Company has obtained directors' and officers' liability insurance policy. The Companies Law (which replaced the Companies Ordinance in February 2000) provides that a company may not indemnify an Officer nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     (i) a breach of fiduciary duties, unless the Officer acted in good faith and had reasonable basis to believe that the act would not prejudice the company;

     (ii) a breach of duties of care if such breach was committed intentionally or recklessly;

     (iii)an act or omission with the intent to unlawfully derive a personal benefit; or

     (iv) a fine levied as a result of a criminal offense.


     The Company may amend its Articles of Association to allow for indemnification and insurance to the fullest extent allowed by the Companies Law and to comply with one of the aforementioned alternatives.

     The Company's former practice was to enter into indemnification agreements with its Officers. Of the Company's current Officers, it has agreements only with Messrs. Ze'ev Kirshenboim and Jacob Engel.

     The Company's Audit Committee and Board of Directors resolved to indemnify its Officers, as well as the Officers of its subsidiaries, to the fullest extent permitted by applicable law with respect to:

     (i) a monetary obligation imposed on the Officer in favor of any person pursuant to a court judgment, a compromise judgment or an arbitration decision approved by a court, by reason of an act or omission by him on his capacity as an Officer;

     (ii) reasonable expenses, including legal expenses, attorney's fees and traveling expenses, actually incurred by the Officer or imposed on the Officer by court, in an action, suit or proceeding brought against him by or on behalf of the Company or by others, or in connection with a criminal action from which he was acquitted, in each case by reason of an act or omission of the Officer in his capacity as an Officer of the Company.

     The indemnification shall apply to any expense or obligation levied on the Officer in connection with an act or omission of the Officer or of the Company occurring prior to the date of the approval by the shareholders meeting, including, without limitation, the Company's representations in its prospectuses, the information included in the Company's financial statements, and the representations and undertakings relating to the merger transaction with Technology 80, Inc. In addition, the Company's board of directors may from time to time add occurrences with respect to which this indemnification shall apply. The maximum scope of the indemnification to the Officers as a group for a single claim or occurrence shall be US$ 500,000, in addition to reimbursements of expenses approved by the Company's audit committee. The Company's board of directors may increase the amount of indemnification if it deems such increase appropriate under special circumstances.

     The above resolution of the Audit Committee and the Board of Directors is subject to the approval of the shareholders meeting. A majority of the votes cast at the shareholders meeting is required in order to approve this resolution.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 10 AND APPROVE THE BOARD'S RESOLUTION REGARDING THE INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY.

                                     ITEM 11
                 CLARIFICATION OF THE TERMS OF MR. KIRSHENBOIM'S
                       EMPLOYMENT BY COMPANY'S SUBSIDIARY

     Pursuant to Mr. Ze'ev Kirshenboim's employment agreement dated October 10, 1999, Mr. Kirshenboim was entitled to certain remuneration from the Company and to additional remuneration from ACS-Tech80, Inc., the Company's U.S. based subsidiary. The aforementioned employment agreement did not clarify, in the provisions discussing all additional benefits, such as vacation days, severance pay, insurance, etc., whether such benefits were due to Mr. Kirshenboim only on the basis of his remuneration from the Company or on the basis of his remuneration from both companies. The Company's understanding was that Mr. Kirshenboim is due all benefits for the aggregate remuneration received from the Company and its subsidiaries.

     In September 2000, in connection with the Company's proposed public offering on the Tel-Aviv Stock Exchange, which eventually did not take place, and due to certain limitations connected with such proposed offering, the Company and Mr. Kirshenboim entered into an addendum to his employment agreement clarifying that the Company shall not be liable for the benefits emanating from Mr. Kirshenboim's remuneration from ACS-Tech80, Inc.

     In order to clarify the terms of Mr. Kirshenboim's employment by ACS-Tech80, Inc., and in light of the termination of Mr. Kirshenboim's employment with the Company the Company's Audit Committee and its board of directors resolved to cancel the aforementioned addendum to Mr. Kirshenboim's employment agreement and decided that Mr. Kirshenboim shall be entitled to receive from ACS-Tech80, Inc., all benefits under his employment agreement emanating from the remuneration paid by ACS-Tech80, Inc., while the Company shall be liable for all benefits emanating from the remuneration paid by the Company (which shall be superseded by the provisions of the Termination of Employment Agreement - see ITEM 5 hereinabove).

     Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, the cancellation of the addendum is subject to the approval of the Company's shareholders. The approval of the cancellation of said addendum by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim; or

     o the total number of votes cast by shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim that voted against the transaction does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 11 AND APPROVE THE CANCELLATION OF THE ADDENDUM TO MR. KIRSHENBOIM'S EMPLOYMENT AGREEMENT.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     As of February 28, 2003 there were 2,820,001 Ordinary Shares of the Company outstanding (24,801 of which are owned by a subsidiary of the Company and therefore, under the Israeli Companies Law, have no voting rights while owned by the subsidiary). The following table sets forth information with respect to the beneficial ownership of Ordinary Shares and options to purchase Ordinary Shares as of each executive officer, each Director and nominee for Director, and each shareholder of the Company known to own beneficially more than 5% of the outstanding Ordinary Shares, and all directors and executive officers as a group.



                                              SHARESB ENEFICIALLY                  OPTIONS TO PURCHASE     PERCENTAGE ON A
NAME OF BENEFICIAL OWNER                           OWNED(1)        PERCENTAGE      ORDINARY SHARES (2)  FULLY DILUTED BASIS
-----------------------                       -------------------  ----------      -------------------  -------------------
Ze'ev Kirshenboim(3)(4)                             610,500          21.65%               213,297               24.16%
Jacob Engel(3)(5)                                   639,750          22.69%                     -               18.76%
Anwar Chitayat                                      203,400           7.21%                     -                5.97%
Dorit Ringelstein                                         -               -                26,050                0.76%
Dror Marom                                                -               -                40,300                1.18%
Shmuel Olek                                               -               -                 1,000                0.03%
Ze'ev Ritman                                          1,250           0.04%                     -                0.04%
All directors and executive officers of
the Company as a group                            1,251,500          44.38%               280,647               44.94%


1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

2)   Including Options which have not yet vested.

3)   His address is c/o the Company, P.O.B. 5668, Migdal Ha'Emek, Israel 10500.

4)   Includes 1,440 Ordinary Shares and 20,250 options owned by his spouse.

5) Includes 1,440 Ordinary Shares owned by his spouse and 27,750 held by Engel Europe Ltd. (formerly named Danbar Ltd.), a public company traded on the Tel Aviv Stock Exchange, which may be considered to be under the control of Mr. Engel.

                                  ANNUAL REPORT

     The Annual Report of the Company on Form 20-F to the shareholders for the year ended December 31, 2001, including financial statements, is being mailed to shareholders with this proxy material.

     On written request, the Company will provide without charge to each record or beneficial holder of the Ordinary Shares as of a copy of the Company's Annual Report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission. Requests should be addressed to Ze'ev Kirshenboim, Chief Executive Officer, ACS-tech80 Limited, P.O.B. 5668, Migdal Ha'Emek, Israel 10500.



                               PROXY SOLICITATION

     The cost of soliciting proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited, personally or by telephone or telegraph, by officers, directors, and regular employees of the Company, who will not be specially compensated for this purpose. The Company will also request record holders of Ordinary Shares who are securities brokers, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of such stock, and will reimburse such brokers, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding soliciting material.



                                  OTHER MATTERS

     The Company is unaware of any matters, other than those mentioned above, which will be brought before the Meeting for action. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote such proxy in accordance with their judgment on such matters.

     IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY NO MATTER HOW SMALL OR LARGE YOUR HOLDING MAY BE. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO EXECUTE AND RETURN THE ENCLOSED FORM OF PROXY.




                                         Ze'ev Kirshenboim
                                         President and Chief Executive Officer